EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2012	2011	2010
Basic Earnings per Share	(In thousands, except per share amounts)
Average shares outstanding	93,774	83,486	83,425

Income available to common shareholders	$84,295	$37,569	$22,942

Basic earnings per share	$0.90	$0.45	$0.28

Diluted Earnings per Share
Average common shares outstanding	93,774	83,486	83,425
Effect of dilutive stock options	90	23	90

Average diluted shares outstanding	93,864	83,509	83,515

Income available to common shareholders	$84,295	$37,569	$22,942

Diluted earnings per share	$0.90	$0.45	$0.27